Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Relating to Preliminary Prospectus Dated May 14, 2014, 2014
Registration Statement No. 333-193925

RCS Capital Corporation

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 14, 2014 (the “Preliminary Prospectus”) filed by RCS Capital Corporation (the “Company”) and included in the registration statement on Form S-1 (File No. 333-193925), as amended, relating to these securities. This communication relates to such offering. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Preliminary Prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1568832/000114420414030543/0001144204-14-030543-index.htm. The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities.

The article attached as Annex A was originally published online by Investment News on May 16, 2014. The article reported on certain statements made by Nicholas S. Schorsch, the Executive Chairman of the Company’s Board of Directors and Larry Roth the chief executive of Cetera Financial Group, a subsidiary of the Company.

The article was not prepared or reviewed by the Company prior to publication. Investment News, the publisher of the article, routinely publishes articles on business news. Investment News is not affiliated with the Company, and no payment was made nor was any consideration given to Investment News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch or Mr. Roth represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Larry Roth wants to double Schorsch's B-D network

Goal is to have 20,000 advisers on board in three to five years

By Bruce Kelly   |  May 16, 2014 - 10:31 am EST

Larry Roth, the new head of Nicholas Schorsch's burgeoning independent broker-dealer network, said he expects to have 20,000 brokers on board within five years, which could make it the largest such firm in the country.

Mr. Roth was appointed Tuesday chief executive of Cetera Financial Group, the largest B-D owned by RCS Capital Corp., Mr. Schorsch's broker-dealer company commonly referred to by its ticker symbol, RCAP.

Mr. Roth stepped into the position after Valerie Brown, the longtime head of Cetera and its predecessor, ING broker-dealers, resigned.

After a handful of pending acquisitions close at the end of the quarter, Cetera will be the umbrella for about 9,300 advisers at nine broker dealers that generated $1.7 billion in revenue last year and had $202 billion in assets under administration.

But that's nothing compared to where Mr. Roth and Mr. Schorsch plan on taking Cetera.

“We want to more than double where we are now,” Mr. Roth said in an interview on Thursday. The goal is to have “20,000 or more advisers in three to five years,” he said. “The big picture plan is to build the leading open architecture, financial advisory firm in the country.”

And that means RCAP is not about to slow its acquisition binge of broker-dealers it started last June. That's when RCAP Holdings, a related company, said it was buying First Allied Holdings.

“We're going to continue to grow through recruiting and organic growth,” Mr. Roth said. “And we want additional acquisitions.”

Mr. Schorsch plucked Mr. Roth from American International Group's Advisor Group last year to lead his wholesaling broker-dealer, Realty Capital Securities.

The change in roles at RCAP came as a surprise, Mr. Roth said. “We have a master plan, and me having this job wasn't in the plan,” Mr. Roth said. “Valerie deciding to leave is something we had to act on quickly. I'm excited to lead the business, and that was absolutely not in cards until two days ago.”

“She's one of the brightest people I've ever met,” he said. “I respect her very much.”

Ms. Brown, who is slated to work as a consultant for Cetera, could not be reached for comment.

Mr. Schorsch said in an interview that the announcement of Mr. Roth's becoming CEO of Cetera was part of an effort to take a “very careful and prudent look” at the management structure of the company and its disparate broker-dealers. “Some [executives] came from Cetera, some came from First Allied,” he said.

“We have a larger management team than any other broker-dealer in the business,” he said. “We are continuing to bring great talent [to the company]. We are continuing to hire every day and build a great team. It's not about one person. It's not about Valerie or me or Larry Roth. It's about building a team across the board that can do everything we need to do in a new world” for broker-dealers, he said.

Another RCAP acquisition may not be too far off as the company appears to have at least one deal on the tee. According to a filing with the Securities and Exchange Commission, RCAP expects to continue in negotiations to acquire additional businesses. In fact, it has an “exclusivity agreement” for negotiating with one unnamed firm, according to the filing, a registration statement of securities from March.

Until last year, Mr. Schorsch was best known as the CEO of American Realty Capital, a leading sponsor of nontraded real estate investment trusts, which are sold almost exclusively by independent broker-dealers. RCAP had its initial public offering last June and then commenced its buying binge, closing deals for six broker-dealers since then with three expected to close by the end of June.

Through RCAP, Mr. Schorsch has been the most active buyer of broker-dealers since LPL Financial Inc., the industry leader with 13,600 affiliated reps and advisers, went on its own buying binge after it was sold in 2005 to two private equity managers.

“It's not a surprise to see Schorsch shift Larry into this role,” said David DeVoe, an industry consultant. “Larry Roth is tailor- made for this job. He has built, run and acquired broker-dealers and such networks. He's probably the best person in the industry to execute this strategy.”

As part of the acquisition strategy, Mr. Roth said an extensive reorganization and consolidation of the broker-dealers was not in the works. Such a reorganization would undermine Cetera Financial Group's efforts to add broker-dealers, each with a potential specialty that the network may want to utilize, he said.

RCAP, however, is eyeing about $60 million in potential savings from its far flung network, he said.

“Most of the $60 million comes from the revenue synergies and work with product vendors, both investment and technology products,” he said. Renegotiating such agreements could lead to cost reductions in clearing and the back office operations, he said. However, such a change to clearing agreements had yet to be mapped out, he said.

RCAP gave an inkling of management changes to come earlier this month when it announced its first management shake-up since Mr. Schorsch, executive chairman, began his buying binge of broker-dealers last June, the same month RCAP listed its shares.

On May 8, the company said Adam Antoniades, long-time president and chief executive of First Allied Securities, had been replaced in those roles by Kevin Keefe, who until recently was executive vice president and head of wealth management at Advisor Group, the broker-dealer network formerly headed by Mr. Roth.

Mr. Antoniades is now Mr. Roth's second in command, with the title of president of Cetera Financial Group.

Mr. Roth's resume in the independent broker-dealer industry is impressive. In 1990, he assumed ownership of Vestax Securities Corp. and built the independent broker dealer to more than 700 representatives before selling it to ING Group and assuming the CEO role for ING's U.S. Retail Group.

In 2001, Mr. Roth left ING to become managing director at the mergers and acquisitions advisory firm Berkshire Capital Corp., where he worked for almost five years before joining AIG's Royal Alliance as its president and CEO.